UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2022

Future Acres, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11876

Delaware	82-3666225
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1661 E Franklin Ave El Segundo, CA	90245
(Address of principal executive offices)	(Zip Code)

310-431-1186
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

In this Semi-Annual Report, the terms “we”, “Future Acres”, or “the Company” refers to Future Acres, Inc.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

Through June 30, 2022, the Company has not recorded any revenues to date.

In the six months ended June 30, 2022, operating expenses were $1,276,825 compared to $440,054 for the 6 months ended June 30, 2021, representing an increase of 190%. The increase resulted mainly from expenses associated with research and development efforts around advancing its product suite, most notably on Carry, the Company’s all-terrain, all-weather autonomous robot. Labor costs from full time and part time employees and third-party contractors also drove expenses as we began to ramp up prototype development efforts. In late 2022, Future Acres plans to pilot the latest version Carry with even more durability than our current version and remains on track to complete those pilots. Product development has focused efforts optimizing the features of Carry, including path planning, as well as the development and release of the first version of Pik, a smart wheelbarrow used by workers to load crops. As such, the Company incurred research and development expenses of $1,245,217 during the first half of 2022, compared to $385,560 in the first half of 2021.

We anticipate that operating expenses will continue to increase as the Company works towards pilots during the 2022 harvest season, as well as increased marketing expenses to support fundraising efforts with our current crowdfunding campaign.

Liquidity and Capital Resources

As of June 30, 2022, the Company had $26,056 in cash and cash equivalents.

The Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. As of June 30, 2022 and June 30, 2021, the Company had incurred $1,233,637 and $500,092, respectively, of fees under this agreement. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. This agreement also represents the largest contributor to our current related party liability of $1,645,127 outstanding as of June 30, 2022.

In 2022, the Company issued a promissory note of $14,000 to a related entity. All notes bear interest at 3% per annum and mature from 2022 to 2023.

During the six months ended June 30, 2022 and 2021, the Company incurred interest expense of $3,335 and $11,820.

In 2022, the Company issued 60,300 shares of Series Seed preferred stock from direct investments for gross proceeds of $100,098. In June 2022, the company launched a Regulation A+ offering on WAX, Inc. for a maximum raise of $5,000,000. The net proceeds of this offering would be used to hire additional personnel in engineering and sales, as well as support additional marketing spend to bring in more leads and customers, in addition to being able to fund a minimum viable product which can be used to begin production.

In 2021, the Company closed a Regulation A+ offering on SeedInvest, issuing 914,830 shares of Series Seed preferred stock for gross proceeds of $1,518,518. Those proceeds were used primarily on research and development expenses.

Trend Information

For the first 6 months of 2022, the Company continued to develop its prototype and expects to start production and deliver the first batch of working farm robots to its two customers towards the end of 2022. Prior to then, we anticipate increased expenses associated with engineering, research and development, business development, marketing, and fundraising. Any delays in the development process can possibly influence the Company’s ability to meet this deadline. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process. Additionally, because these letters of intent are non-binding, these two customers may not end up purchasing equipment from Future Acres, which could result in delaying when the Company starts making revenue.

Future Acres, Inc.

INDEX TO EXHIBITS

2.3 Certificate of Amendment*

4.1 Form of Subscription Agreement*

* Included as exhibits to the Company’s Form 1-A and pre-qualification amendments (SEC File No. 024-11876).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Future Acres, Inc.

By	/s/ Suma Reddy
Suma Reddy, Chief Executive Officer
Future Acres, Inc.
Date: September 29, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Suma Redy
Suma Redy, Chief Executive Officer
Future Acres, Inc.
Date: September 29, 2022

By	/s/ James Buck Jordan
James Jordan, President, Director
Future Acres, Inc.
Date: September 29, 2022

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer and Chief Accounting Officer
Future Acres, Inc.
Date: September 29, 2022

FUTURE ACRES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2022

UNAUDITED

FUTURE ACRES, INC.

BALANCE SHEETS

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$26,056	$2,201
Interest receivable, related party	4,860	-
Loan receivable, related party	125,000	-
Total assets	$155,916	$2,201

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$1,645,127	$470,678
Accounts payable	83,983	84,984
Loan payable, related party	339,245	200,245
Interest payable, related party	25,002	16,807
Total liabilities	2,093,357	772,714

Commitments and contingencies

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 1,858,939 and 1,798,639 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	186	180
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,250,023 shares issued and outstanding as of both June 30, 2022 and December 31, 2021	225	225
Common stock, $0.0001 par value, 40,000,000 shares authorized, 0 shares issued and outstanding as of both June 30, 2022 and December 31, 2021	-	-
Additional paid-in capital	2,629,542	2,517,141
Accumulated deficit	(4,567,395)	(3,288,059)
Total stockholders' equity (deficit)	(1,937,442)	(770,513)
Total liabilities and stockholders' equity (deficit)	$155,916	$2,201

See accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2022	2021
Net revenue	$-	$-

Operating expenses:
Research and development	1,245,217	385,560
Sales and marketing	4,492	36,385
General and administrative	27,116	18,109
Total operating expenses	1,276,825	440,054

Loss from operations	(1,276,825)	(440,054)

Other income (expense):
Interest income	824	8,595
Interest expense	(3,335)	(11,820)
Total other income (expense), net	(2,511)	(3,225)

Provision for income taxes	-	-
Net loss	$(1,279,336)	$(443,279)

Weighted average common shares outstanding - basic and diluted	-	3,000,000
Net loss per common share - basic and diluted	-	$(0.15)

See accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICT)

							Additional		Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2020	-	-	-	-	3,000,000	300	409,926	(1,204,623)	(794,397)
Issuance of preferred stock pursuant to Regulation A+ offering	301,384	30	-	-	-	-	457,743	-	457,773
Offering costs	-	-	-	-	-	-	(126,098)	-	(126,098)
Stock-based compensation expense	-	-	-	-	-	-	22,871	-	22,871
Net loss	-	-	-	-	-	-	-	(443,279)	(443,279)
Balances at June 30, 2021	301,384	$30	-	$-	3,000,000	$300	$764,442	$(1,647,902)	$(883,130)

Balances at December 31, 2021	1,798,639	$180	2,250,023	$225	-	$-	$2,517,141	$(3,288,059)	$(770,513)
Issuance of preferred stock	60,300	6	-	-	-	-	100,092	-	100,098
Offering costs	-	-	-	-	-	-	(10,943)	-	(10,943)
Stock-based compensation expense	-	-	-	-	-	-	23,252	-	23,252
Net loss	-	-	-	-	-	-	-	(1,279,336)	(1,279,336)
Balances at June 30, 2022	1,858,939	$186	2,250,023	$225	-	$-	$2,629,542	$(4,567,395)	$(1,937,442)

See accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(1,279,336)	$(443,279)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	23,252	22,871
Changes in operating assets and liabilities:
Interest receivable, related party	-	1,085
Accounts payable, related party	1,174,449	93,073
Accounts payable	(1,000)	(28,768)
Interest payable	3,335	152
Net cash used in operating activities	(79,300)	(354,866)
Cash flows from investing activities:
Repayments of loans from related parties	-	8,620
Net cash used in investing activities	-	8,620
Cash flows from financing activities:
Proceeds from related party loans	14,000	44,000
Proceeds from issuance of stock, net of offering costs	100,098	457,773
Offering costs	(10,943)	(126,098)
Net cash provided by financing activities	103,155	375,675
Net change in cash and cash equivalents	23,855	29,429
Cash and cash equivalents at beginning of year	2,201	51
Cash and cash equivalents at end of year	$26,056	$29,480

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Conversion of related party notes into accounts payable	$-	$86,297
Loan and interest receivable and payable	$129,860	$-

See accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Future Acres, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs III, Inc. On October 26, 2020, the Company changed its name to Future Acres, Inc. The Company was formed to sell autonomous farming robots. The Company is headquartered in Santa Monica, California.

As of June 30, 2022, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, product development efforts, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,279,336 and $443,279 for the six months ended June 30, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2022 and 2021. As of June 30, 2022, the Company had an accumulated deficit of $4,567,395, limited liquid assets with $26,056 of cash, and a working capital deficit of $1,937,441. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022 and December 31, 2022 all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2022 and 2021 are as follows:

	Six Months Ended
	June 30,
	2022	2021
Convertible promissory note	-	98,678
Preferred stock	1,858,939	301,384
Class F stock	2,250,023	-
Options to purchase common stock	578,911	536,139
Warrants	684,917	354,484
Total potentially dilutive shares	5,372,790	1,290,685

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

As of June 30, 2022, the Company had a loan receivable with Wavemaker Partners V, LP for $125,000, as well as accrued interest receivable of $4,860. Refer to Note 8 for further detail.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of June 30, 2022 and December 31, 2021:

	Outstanding Balance as of
	June 30,	December 31,
Name	2022	2021
Future VC, Inc.	$325,245	$200,245
Future Labs VII, Inc.	14,000	-
	$339,245	$200,245

In 2022, the Company issued a promissory note of $14,000 to a related entity. All notes bear interest at 3% per annum and mature from 2022 to 2023.

During the six months ended June 30, 2022 and 2021, the Company incurred interest expense of $3,335 and $11,820.

Refer to Note 8 for the Company’s $125,000 loan payable with Future VC, LLC.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

6.	STOCKHOLDERS’ EQUITY (DEFICIT)

In March 2021, the Company amended its Certificate of Incorporation to issue three classes of stock: preferred stock, Class F stock and common stock. As of June 30, 2022, the Company is authorized to issue 5,000,000 shares of preferred stock, of which 1,940,486 shares are designated as Series Seed preferred stock and 750,000 shares are designated as Series Seed preferred shadow stock. The Company is authorized to issue 3,000,000 shares of Class F stock and 40,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The preferred stock and Class F stock are convertible into shares of common stock. The Class F stock is also convertible into shares of preferred stock.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Class F stock , Series Seed and Series Seed shadow series preferred stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Upon each applicable equity financing, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a shadow series of shares of the series of Preferred Stock of the Company that is issued in such equity financing. Shadow series of equity financing preferred stock shall mean capital stock with identical rights, privileges, preferences, and restrictions as the equity financing preferred stock, except that the liquidation preference per share shall equal $0.50 and exclusion from the stock’s voting rights. Any share of Class F Stock that is sold in connection with an equity financing shall automatically convert into shares of the equity financing preferred stock at the applicable Class F Conversion Ratio, which is the inverse of the ratio at which a share of equity financing preferred stock issued in such financing is convertible into shares of common stock.

Each share of Series Seed Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number shares of common stock by dividing the Original Issue Price (defined below) for the series of Series Seed preferred stock by the Series Seed conversion price (as defined in the articles of incorporation, initially equal the Original Issue Price). In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock (excluding shadow series of Preferred Stock), voting together as a single class.

Dividends

The holders of Class F stock , Series Seed and Series Seed shadow series preferred stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of liquidation, holders of preferred stock then outstanding must be paid an amount per share equal to the greater of (i) the Original Issue Price (as defined below) for such Series Seed preferred stock plus any dividend declared but unpaid or (ii) such amount per share as would have been payable had all shares of such Series Seed preferred stock been converted into common stock. Original Issue Price shall mean (i) $1.66 per share in case of Series Seed preferred stock and (ii) $0.50 per share in the case of Series Seed preferred shadow stock. As of December 31, 2021, the liquidation preference of the preferred stock was $2,115,768.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

Redemption

No class of stock shall have any redemption rights.

Stock Transactions

In 2022, the Company issued 60,300 shares of Series Seed preferred stock for gross proceeds of $100,098, or $1.66 per share.

In 2021, the Company initiated a Regulation A offering and issued an aggregate of 301,384 shares of Series Seed preferred stock for gross proceeds of $500,297, or $1.66 per share.

7.	STOCK-BASED COMPENSATION

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs III, Inc. 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 740,909 shares as of June 30, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. As of December 31, 2021, there were 161,998 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period on a monthly basis.

A summary of information related to stock options for the six months ended June 30, 2022 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	540,214	$0.50	$-
Granted	137,598	0.10
Exercised	-	-
Forfeited	(98,901)	0.50
Outstanding as of June 30, 2022	578,911	$0.50	$-

Exercisable as of June 30, 2022	479,174	$0.50	$-

The fair value of common stock for options granted during the six months ended June 30, 2022 and 2021 was $0.10 and $0.50 per share, respectively. As of June 30, 2022, the weighted average duration to expiration of outstanding options was 6.5 years.

Stock-based compensation expense for stock options of $13,484 and $13,103 were recognized under FASB ASC 718 for the six months ended June 30, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $25,263 as of June 30, 2022, which will be recognized over a weighted average period of 1.9 years.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Six Months Ended
	June 30,
	2022	2021
Risk-free interest rate	1.26%	1.08%
Expected term (in years)	6.02	6.08
Expected volatility	90.00%	44.43%
Expected dividend yield	0%	0%

Warrants

As of June 30, 2022 and December 31, 2021, there were 684,917 warrants outstanding.

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Six Months Ended
	June 30,
	2022	2021
General and administrative expenses	$11,672	$11,305
Research and development expenses	11,580	11,566
	$23,252	$22,871

8.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivables and payables with related parties.

The Company paid a $125,000 loan to Wavemakers Partners V, LP on October 11, 2018, as evidenced by a loan agreement. On May 22, 2019, the Company received a deposit from Future VC, LLC in the amount of $129,860, which was purported to be a separate loan by virtue of its separate loan agreement that was executed between the Company and Future VC, LLC. The Company applied the $129,860 receipt as repayment on the Wavemaker Partners V, LP loan, and accrued interest, rather than separately recording a new loan payable and leaving the $125,00 loan receivable from Wavemaker Partners V, LP. In light of agreements being in place supporting presenting these loans separately and gross presentation of such in the Company’s historic financial statements for 2019 and 2020, the Company authorized each of those two agreements to remove the Company as counterparty to each and replace the Company with Future VC, LLC on the $125,000 loan and replace the Company with Wavemaker Partners V, LP on the $129,860 loan. Accordingly, as the Company’s officers commonly controlled both Wavemaker Partners V, LP and Future VC, LLC and therefore had the authority to authorize these actions, and keeping the intent of the loans to remove the Company from these loan obligations netting to zero after considering of accrued interest, the Company had previously not presented these loans in its financial statements. This agreement to offset was informal and never finalized. In 2022, the informal offsetting agreement rescinded and accordingly the Company recorded the $125,000 loan receivable with Wavemaker Partners V LP, and interest receivable of $4,860, as well as the $125,000 loan payable with Future VC, LLC and interest payable of $4,860.

As of June 30, 2022 and December 31, 2021, the Company had $1,645,127 and $470,678, respectively, in accounts payable with related parties under common control.

The Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred $1,233,637 of fees under this agreement, including $789,502 in services payable in cash and $444,135for which the Company intends to satisfy through the issuance of warrants in 2022. During 2021, the Company has incurred $500,092 of fees under this agreement, including $334,948 in services payable in cash and $165,144 in equity that was issued later in 2021 via warrants. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

The following is a summary of operating expense transactions incurred with related parties during the six months ended June 30, 2022 and 2021:

	Six Months Ended
	June 30,
	2022	2021
Research and development	$1,233,637	$11,566
General and administrative	-	11,305
Sales and marketing	4,492	-
	$1,238,130	$22,871

9.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 21, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.